================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                           BARRIER THERAPEUTICS, INC.
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
                         (Title of Class of Securities)


                                    06850R108
                                 (CUSIP Number)

                               SEPTEMBER 14, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [_]   Rule 13d-1(b)
        [X]   Rule 13d-1(c)
        [_]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

CUSIP NO. 06850R108                Schedule 13G                     Page 2 of 19

--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Person

      Perseus-Soros BioPharmaceutical Fund, LP
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [_]
                                                                     (b) [X]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      Delaware
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         3,324,734
Number of
shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       -0-
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    3,324,734
Person
                               -------------------------------------------------
                                8.   Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      3,324,734
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      11.5%
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      PN
--------------------------------------------------------------------------------

CUSIP NO. 06850R108                Schedule 13G                     Page 3 of 19

--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Person

      Perseus-Soros Partners, LLC
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [_]
                                                                     (b) [X]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      Delaware
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         3,324,734
Number of
shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       -0-
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    3,324,734
Person
                               -------------------------------------------------
                                8.   Shared Dispositive Power:  -0-

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      3,324,734
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      11.5%
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      OO
--------------------------------------------------------------------------------

CUSIP NO. 06850R108                Schedule 13G                     Page 4 of 19

--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Person

      Perseus BioTech Fund Partners, LLC
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [_]
                                                                     (b) [X]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      Delaware
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         -0-
Number of
shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       3,324,734
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    -0-
Person
                               -------------------------------------------------
                                8.   Shared Dispositive Power:  3,324,734

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      3,324,734
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      11.5%
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      OO
--------------------------------------------------------------------------------

CUSIP NO. 06850R108                Schedule 13G                     Page 5 of 19

--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Person

      SFM Participation, L.P.
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [_]
                                                                     (b) [X]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      Delaware
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         -0-
Number of
shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       3,324,734
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    -0-
Person
                               -------------------------------------------------
                                8.   Shared Dispositive Power:  3,324,734

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      3,324,734
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      11.5%
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      PN
--------------------------------------------------------------------------------

CUSIP NO. 06850R108                Schedule 13G                     Page 6 of 19

--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Person

      SFM AH LLC
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [_]
                                                                     (b) [X]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      Delaware
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         -0-
Number of
shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       3,324,734
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    -0-
Person
                               -------------------------------------------------
                                8.   Shared Dispositive Power:  3,324,734

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      3,324,734
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      11.5%
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      OO
--------------------------------------------------------------------------------

CUSIP NO. 06850R108                Schedule 13G                     Page 7 of 19

--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Person

      Perseuspur, LLC
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [_]
                                                                     (b) [X]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      Delaware
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         -0-
Number of
shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       3,324,734
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    -0-
Person
                               -------------------------------------------------
                                8.   Shared Dispositive Power:  3,324,734

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      3,324,734
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      11.5%
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      OO
--------------------------------------------------------------------------------

CUSIP NO. 06850R108                Schedule 13G                     Page 8 of 19

--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Person

      Frank H. Pearl
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [_]
                                                                     (b) [X]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      United States
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         -0-
Number of
shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       3,324,734
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    -0-
Person
                               -------------------------------------------------
                                8.   Shared Dispositive Power:  3,324,734

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      3,324,734
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      11.5%
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      IN
--------------------------------------------------------------------------------

CUSIP NO. 06850R108                Schedule 13G                     Page 9 of 19

--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Person

      George Soros
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [_]
                                                                     (b) [X]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      United States
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         -0-
Number of
shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       3,324,734
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    -0-
Person
                               -------------------------------------------------
                                8.   Shared Dispositive Power:  3,324,734

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      3,324,734
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      11.5%
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      IA
--------------------------------------------------------------------------------

CUSIP NO. 06850R108                Schedule 13G                    Page 10 of 19

--------------------------------------------------------------------------------
1.    Name of Reporting Person.
      I.R.S. Identification No. of Above Person

      Soros Fund Management LLC
--------------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:              (a) [_]
                                                                     (b) [X]
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4.    Citizenship or Place of Organization:

      Delaware
--------------------------------------------------------------------------------
                                5.   Sole Voting Power:         -0-
Number of
shares                         -------------------------------------------------
Beneficially                    6.   Shared Voting Power:       3,324,734
Owned By
Each                           -------------------------------------------------
Reporting                       7.   Sole Dispositive Power:    -0-
Person
                               -------------------------------------------------
                                8.   Shared Dispositive Power:  3,324,734

--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

      3,324,734
--------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

                                                                         [_]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9):

      11.5%
--------------------------------------------------------------------------------
12.   Type of Reporting Person:

      OO; IA
--------------------------------------------------------------------------------

CUSIP NO. 06850R108                Schedule 13G                    Page 11 of 19


Item 1.         (a)     NAME OF ISSUER

                        Barrier Therapeutics, Inc. (the "Company").

                (b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                        600 College Road East, Suite 3200
                        Princeton, New Jersey 08540

Item 2.         (a)     NAMES OF PERSONS FILING

                               This Statement is being filed on behalf of each
                        of the following persons (collectively, the "Reporting Persons")

                        (i) Perseus-Soros BioPharmaceutical Fund, LP, a Delaware limited partnership ("Perseus-Soros");

                        (ii) Perseus-Soros Partners, LLC, a Delaware limited liability company ("PSP GP" and general partner of Perseus-Soros);

                        (iii) Perseus BioTech Fund Partners, LLC, a Delaware limited liability company ("PBFP Partners" and managing member of PSP GP);

                        (iv) SFM Participation, L.P., a Delaware limited partnership ("SFM Participation" and managing member of PSP GP);

                        (v)    SFM  AH  LLC,  a  Delaware  limited   liability
                               company ("SFM AH" and general partner of SFM Participation);

                        (vi) Perseuspur, LLC, a Delaware limited liability company ("Perseuspur" and managing member of PBFP Partners);

                        (vii) Mr. Frank H. Pearl ("Mr. Pearl" and sole member of Perseuspur);

                        (viii) Mr.  George Soros ("Mr.  Soros" and Chairman of
                               SFM LLC); and

                        (ix) Soros Fund Management LLC, a Delaware limited liability company ("SFM LLC" and the sole managing member of SFM AH).

CUSIP NO. 06850R108                Schedule 13G                    Page 12 of 19


                (b)     ADDRESS OF PRINCIPAL BUSINESS OFFICE

                        The address of the principal business offices of Perseus-Soros is 888 Seventh Avenue, 30th Floor, New York, NY 10106.

                        The address of the principal business offices of (i) PSP, GP, (ii) PBFP Partners, (iii) Perseuspur and (iv) Mr. Pearl is 2099 Pennsylvania Ave., N.W., Suite 900, Washington, D.C. 20006.

                        The address of the principal business offices of (i) SFM Participation, (ii) SFM AH, (iii) SFM LLC and (iv) Mr. Soros is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

                (c)     CITIZENSHIP

                        (i)    Perseus-Soros - a Delaware limited partnership

                        (ii)   PSP GP - a Delaware limited liability company

                        (iii) PBFP Partners - a Delaware limited liability company

                        (iv)   SFM   Participation   -  a   Delaware   limited
                               partnership

                        (v)    SFM AH - a Delaware limited liability company

                        (vi)   Perseuspur - Delaware limited liability company

                        (vii)  Mr. Pearl - United States

                        (viii) Mr. Soros - United States

                        (ix)   SFM LLC - a Delaware limited liability company

                (d)     TITLE OF CLASS OF SECURITIES

                        Common Stock, par value $.0001 per share (the "Common Stock" or "Shares")

                (e)     CUSIP NUMBER

                        06850R108

                        Information contained herein concerning SFM Participation, SFM AH, SFM LLC and Mr. Soros has been provided by SFM LLC. Perseus-Soros, PSP GP, PBFP Partners, Perseuspur and Mr. Pearl assume no responsibility for such information. Information contained herein concerning PBFP Partners, Perseuspur and Mr. Pearl has been provided by each such Reporting Person. Perseus-Soros, PSP GP, SFM Participation, SFM AH, SFM LLC and Mr. Soros assume no responsibility for such information.

CUSIP NO. 06850R108                Schedule 13G                    Page 13 of 19


Item 3. This statement is not being filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c). Item 4.

Item 4.         OWNERSHIP.

                (a)     AMOUNT BENEFICIALLY OWNED:

                        Each of the Reporting Persons may be deemed to beneficially own an aggregate of 3,324,734 shares. On September 14, 2006, Perseus-Soros purchased 1 million shares of the Company's outstanding Common Stock, which amount is included in the aggregate amount of shares each Reporting Person may be deemed to beneficially own.

                (b)     PERCENTAGE OWNED:

                        Based on calculations made in accordance with Rule 13d-3(d), and there being 28,963,969 Shares outstanding as of September 14, 2006, each of the Reporting Persons may be deemed to beneficially own approximately 11.5% of the outstanding Common Stock.

                (c)     NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                        (i) Each of Perseus-Soros and PSP GP may be deemed to have sole power to direct the voting and disposition of the 3,324,734 Shares beneficially owned by Perseus-Soros.

                        (ii) By virtue of the relationships between and among the Reporting Persons as described in Item 2, each of the Reporting Persons, other than Perseus-Soros and PSP GP, may be deemed to share the power to direct the voting and disposition of the 3,324,734 Shares beneficially owned by Perseus-Soros.

Item 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                Not applicable.

Item 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                The partners of Perseus-Soros have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Perseus-Soros in accordance with their ownership interests in Perseus-Soros.

Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                Not applicable.

CUSIP NO. 06850R108                Schedule 13G                    Page 14 of 19


Item 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                Not applicable.

Item 9.         NOTICE OF DISSOLUTION OF GROUP

                Not applicable.

Item 10.        CERTIFICATION

                (b) The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

                By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 06850R108                Schedule 13G                    Page 15 of 19


                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of October 13, 2006


                                PERSEUS-SOROS BIOPHARMACEUTICAL FUND, LP


                                By:     Perseus-Soros Partners, LLC
                                        General Partner


                                By:     SFM Participation, L.P.
                                        Managing Member


                                By:     SFM AH LLC
                                        General Partner


                                By:     Soros Fund Management LLC
                                        Managing Member


                                By:     /s/ Jodye Anzalotta
                                        ---------------------------------------
                                        Name:  Jodye Anzalotta
                                        Title: Assistant General Counsel

CUSIP NO. 06850R108                Schedule 13G                    Page 16 of 19


                                PERSEUS-SOROS PARTNERS, LLC


                                By:     SFM Participation, L.P.
                                        Managing Member


                                By:     SFM AH LLC
                                        General Partner


                                By:     Soros Fund Management LLC
                                        Managing Member


                                By:     /s/ Jodye Anzalotta
                                        ---------------------------------------
                                        Name:   Jodye Anzalotta
                                        Title:  Assistant General Counsel



                                PERSEUS BIOTECH FUND PARTNERS, LLC


                                By:     Perseuspur, LLC
                                        Managing Member


                                By:     /s/ Rodd Macklin
                                        ---------------------------------------
                                        Name:  Rodd Macklin
                                        Title: Secretary and Treasurer

CUSIP NO. 06850R108                Schedule 13G                    Page 17 of 19


                                SFM PARTICIPATION, L.P.


                                By:     SFM AH LLC
                                        General Partner


                                By:     Soros Fund Management LLC
                                        Managing Member


                                By:     /s/ Jodye Anzalotta
                                        ---------------------------------------
                                        Name:   Jodye Anzalotta
                                        Title:  Assistant General Counsel



                                SFM AH LLC


                                By:     Soros Fund Management LLC
                                        Managing Member


                                By:     /s/ Jodye Anzalotta
                                        ---------------------------------------
                                        Name:   Jodye Anzalotta
                                        Title:  Assistant General Counsel



                                PERSEUSPUR, LLC


                                By:     /s/ Rodd Macklin
                                        ---------------------------------------
                                        Name:  Rodd Macklin
                                        Title: Secretary and Treasurer



                                MR. FRANK H. PEARL


                                By:     /s/ Rodd Macklin
                                        ---------------------------------------
                                        Name:  Rodd Macklin
                                        Title: Attorney-in-Fact (1)

CUSIP NO. 06850R108                Schedule 13G                    Page 18 of 19


                                MR. GEORGE SOROS


                                By:     /s/ Jodye Anzalotta
                                        ---------------------------------------
                                        Name:  Jodye Anzalotta
                                        Title: Attorney-in-Fact (2)



                                SOROS FUND MANAGEMENT LLC


                                By:     /s/ Jodye Anzalotta
                                        ---------------------------------------
                                        Name:   Jodye Anzalotta
                                        Title:  Assistant General Counsel


(1) A Power of Attorney, dated April 9, 2003, appointing Rodd Macklin to act on behalf of Frank Pearl has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney, dated June 16, 2005, appointing each of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay Schoenfarber and Robert Soros to act on behalf of George Soros has been filed with the Securities and Exchange Commission.

CUSIP NO. 06850R108                 Schedule 13G                   Page 19 of 19


                                 EXHIBIT INDEX


Exhibit 1. Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).

Exhibit 2. Power of Attorney, dated June 16, 2005 appointing each of Armando T. Belly, Jodye Anzalotta, Maryann Canfield, Jay
                Schoenfarber and Robert Soros as Attorney-In-Fact for George Soros (previously filed).

Exhibit 3. Power of Attorney, dated April 9, 2003, appointing Rodd Macklin as Attorney-in-Fact for Frank H. Pearl (previously filed).